Exhibit 99.3

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS FISCAL YEAR 2020 FINANCIAL RESULTS

Delivers record cash flow from operations, substantial operational improvements and reduced costs

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC – March 4, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) today reports consolidated financial results for the year ended December 31, 2020 (“FY 2020”) from its three wholly owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“GMC”) in Mexico.

“For 2020, Great Panther delivered record mine operating earnings of $84 million ($0.24 per share), significantly strengthening the balance sheet, and successfully added reserves and resources through our result-driven exploration programs,” stated Rob Henderson, President and CEO. “Our teams did a tremendous job of managing the challenges of COVID-19, while reducing consolidated AISC, delivering on guidance, successfully extending the open pit mine life at Tucano, and expanding resources at GMC. With $63 million in cash and the expectation for continued strong cash flow from operations, we are fully funded for our capital programs and our ambitious 2021 exploration programs.”

Fourth Quarter (“Q4”) 2020 Financial Highlights

●	Mine operating earnings of $22.1 million ($0.06 per share)
●	Net income of $13.6 million ($0.04 per share)
●	Cash flow from operating activities of $18 million – an increase of 131% over Q4 2019
●	23% reduction in consolidated all-in-sustaining costs (“AISC”)[1] over the fourth quarter of 2019
●	Reduced debt by $13.5 million and ended the year with $63.4 million in cash

FY 2020 Financial Highlights

●	Record mine operating earnings of $83.9 million ($0.24 per share)
●	Record adjusted EBITDA[1] of $98.0 million ($0.28 per share)
●	Record cash flow from operating activities of $68.9 million ($0.20 per share)
●	Reduced consolidated AISC (excluding corporate G&A) by 11% to $1,228 per gold ounce (“oz”) sold

[1]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cost per tonne milled, cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, free cash-flow, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, and adjusted net loss and free-cash flow. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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FY 2020 Operational Highlights

●	Achieved production guidance and increased overall gold equivalent production to 150,051 oz
●	Extended the open pit mine life at Tucano and added significant resources at GMC
●	Published inaugural Sustainability Report “Mining for Good”
●	Achieved agreement with Nyrstar to extend bond funding for Coricancha
●	Developed and implemented enhanced safety protocols and safeguards in response to COVID-19
●	Bolstered management and governance through the appointment of a new, operations-focused CEO, strengthened Board of Directors and fit-for-purpose management team

Summary of Select Financial Results

Record mine operating earnings of $83.9 million, representing an increase of $77 million, were achieved for 2020 through successful execution of operational plans and guidance, reduced costs and the benefit of higher average realized gold and silver prices, which increased to $1,785 and $21.28 for 2020 from $1,419 and $16.45 for 2019, respectively. After accounting for G&A and exploration, evaluation and development expenditures operating earnings for FY 2020 were $57 million. Net earnings were break-even after accounting for interest and financing charges and foreign exchange and derivative losses. The latter relates to forward contracts on the Brazilian real entered into in late 2019 and early 2020 to gain better certainty on Brazilian real (“BRL”) operating and capital costs at a time of significantly lower gold prices. No further currency hedges have been entered into. The foreign exchange losses are primarily non-cash and relate mainly to the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of the Company’s operations in Brazil.

COVID-19 Response

Great Panther has developed and implemented robust COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. These plans include mandatory medical screening and testing on arrival at site, requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions and physical distancing practices, among others. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. Increased cleaning and sanitizing procedures have been introduced, especially for frequently visited areas. Training campaigns to educate all employees and contractors, their families and local communities on preventive measures and hygiene best practices continue regularly.

Additional information regarding Great Panther’s COVID-19 response plan, preventive measures taken to date and the potential impact on operations are available in the FY 2020 Management’s Discussion and Analysis (“MD&A”), available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

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Operational Highlights

	Q4 2020	Q4 2019	Change	2020	2019[1]	Change
Total material mined – Tucano (tonnes)	6,605,369	5,857,185	13%	25,483,176	19,343,355	32%
Ore mined – Tucano (tonnes)	749,510	715,346	5%	1,858,037	1,876,031	-1%
Ore mined – Mexico (tonnes)[2]	50,868	64,843	-22%	207,864	262,877	-21%
Tonnes milled – Tucano	901,854	860,634	5%	3,359,041	2,520,981	33%
Tonnes milled – Mexico (excluding custom milling)[2]	49,498	67,564	-27%	208,392	266,867	-22%
Tonnes milled – consolidated operations (excluding custom milling)	951,352	928,198	2%	3,567,433	2,787,848	28%
Plant gold head grade (g/t) – Tucano	1.23	1.33	-8%	1.28	1.41	-9%
Plant head grade (g/t Ag eq) – Mexico[2]	270	350	-23%	305	347	-12%
Gold oz produced – Tucano	32,017	34,181	-6%	125,417	105,561	19%
Gold oz produced – consolidated operations	33,703	37,089	-9%	133,031	118,494	12%
Au eq oz produced[3]	36,997	44,697	-17%	150,051	146,853	2%
Gold oz sold	33,374	38,992	-14%	132,436	120,056	10%
Au eq oz sold[3]	36,549	45,625	-20%	148,579	145,746	2%
Cash costs per gold oz sold[4] – Tucano	$879	$1,340	-34%	$849	$1,118	-24%
AISC per gold oz sold[4] – Tucano	$1,171	$1,681	-30%	$1,200	$1,406	-15%
Cash costs per gold oz sold[4]	$905	$1,268	-29%	$833	$1,071	-22%
AISC per gold oz sold, excluding corporate G&A4	$1,248	$1,615	-23%	$1,228	$1,383	-11%
AISC per gold oz sold[4]	$1,318	$1,703	-23%	$1,328	$1,484	-11%

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.

[2]	Includes Topia and the GMC.

[3]	Gold equivalent oz are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

[4]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings before non-cash items, adjusted EBITDA adjusted net income (loss), and free-cash flow throughout this news release and the accompanying Company’s MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q4 2020	Q4 2019	Change	2020	2019[1]	Change
Revenue	$68,708	$65,679	5%	$260,805	$198,653	31%
Mine operating earnings before non-cash items[2]	$32,433	$8,447	284%	$124,508	$41,874	197%
Mine operating earnings	$22,144	$(5,046)	n/a	$83,867	$6,845	1,125%
Net income (loss)	$13,611	$(28,068)	n/a	$334	$(91,022)	n/a
Adjusted net income (loss)[2]	$6,102	$(32,403)	n/a	$22,524	$(47,260)	n/a
Adjusted EBITDA[2]	$26,513	$(5,338)	n/a	$98,019	$7,919	1,138%
Free cash-flow[2]	$9,057	$2,405	277%	$26,941	$(12,123)	n/a
Cash flow from operating activities	$17,972	$7,785	131%	$68,889	$13,787	400%
Cash and short-term deposits at end of period	$63,396	$36,970	71%	$63,396	$36,970	71%
Net working capital at end of period	$31,396	$12,815	145%	$31,396	$12,815	145%
Earnings (loss) per share – basic	$0.04	$(0.09)	-143%	$0.00	$(0.33)	-100%
Earnings (loss) per share – diluted	$0.04	$(0.09)	-143%	$0.00	$(0.33)	-100%
Average realized gold price per oz3	$1,884	$1,485	27%	$1,784	$1,419	26%
Average realized silver price per oz3	$25.06	$17.71	42%	$21.28	$16.45	29%
Brazilian real (BRL)/USD	$5.40	$4.12	31%	$5.16	$3.94	31%
Mexican peso (MXN)/USD	$20.59	$19.27	7%	$21.41	$19.26	11%

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.

[2]	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted EBITDA, and free cash-flow throughout this news release and the accompanying Company’s MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

[3]	Average realized gold and silver prices are prior to smelting and refining charges.

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Outlook

In 2021, consolidated gold equivalent production from the Tucano, Topia and GMC mines is expected to be 135,000 to 150,000 Au eq oz, with the second half of 2021 expected to account for a least 55% of the annual production guidance. The mine plan for Tucano also reflects more stripping in the first half of 2021 and therefore AISC is expected to be higher than the annual guidance in the first half of 2021. The Mineral Reserve and Resource update for Tucano announced in December has allowed for an extension of the life of the Urucum and Taperaba pits that have been mined at Tucano over the last several years, and the latest mine plan will see a transition to mining higher grades in 2022 and 2023.

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

2021 Production Guidance

	Tucano	Mexico	Consolidated
Gold eq production (oz)[1]	110,000-120,000	25,000-30,000	135,000-150,000
Silver production (k oz)	–	1,500-1,600	1,500-1,600
Gold production (oz)	110,000-120,000	8,000-10,000	118,000-130,000
AISC ($/Au oz sold)[2]	$1,350-1,450	N/A	$1,350-1,450
Exploration (operating mines) ($ millions)	$ 8.4	$ 3.0	$ 11.4

[1]	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2020, and approximate ratios for the price/ounce of gold to price/pound of lead and zinc, respectively, for 2020.

[2]

AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Company’s Management Discussion and Analysis for the period ended September 30, 2020 for a reconciliation of AISC to the Company’s financial statement measures. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 4.75. Actual results may differ.

Guidance assumes no COVID-19 related shutdowns, ongoing geotechnical control/stability of Urucum Central South (“UCS”) pit and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption, and permitting of additional tailings storage capacity at the GMC.

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Refer to the Company’s FY 2020 MD&A for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s consolidated financial statements for the year ended December 31, 2020 and 2019 and the Company’s FY 2020 MD&A can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast on Thursday, March 4, 2021 at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below.

Webcast:	https://www.greatpanther.com/investors/webcasts/
Canada/USA TF:	1-800-319-4610
International Toll:	+1-604-638-5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until April 4, 2021, by calling the numbers below using the replay access code 6298.

Canada/USA TF:	1-800-319-6413
International Toll:	+1-604-638-9010
Replay Access Code:	6298

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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TECHNICAL INFORMATION

Scientific and technical information contained in this news release have been reviewed and approved by Neil Hepworth, Chartered Engineer UK Chief Operating Officer, a Qualified Person, as the term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) expectations of the Company’s 2021 production and cost guidance, ability to meet its production and cost guidance under the heading “Outlook” in the news release and the assumptions underlying; (ii) expectation the Company will have continued strong cash-flow from operations sufficient to fund our capital programs and our ambitious 2021 exploration programs; (iii) expectation that Tucano will experience high stripping costs in the first half of 2021 and that a majority of our production will occur in the second half of 2021; (iv) expectations regarding the mine life for Tucano and the ability to operate Tucano after 2023 based on converting Mineral Resources into Mineral Reserves; (v) expectations regarding the ongoing geotechnical control of UCS and related slope stability, the ability to continue mining and the ability to continue to include the UCS pit as part of the Mineral Resources and Mineral Reserve estimate; (vi) expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III TSF, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility, without interruption; and (vii) the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s Outlook of production and cost guidance continuing to be accurate; continued operations at all three of the Company’s mines in 2021 without significant interruption due to COVID-19 or any other reason; continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of UCS and related slope stability where mining re-started in the late October and the Company’s ability to successful access the mineralization in the UCS pit without additional costs or interruption; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the expansion of the GMC tailings storage facility (“TSF”) in time without condition which if not granted or conditioned, could result in an interruption to operations; the sufficiency of the Company’s tailing storage facilities; the Topia TSF can continue to operate as planned without further movement underlying the Phase I and II TSFs and that the Topia Phase III TSF will be available when the Phase II TSF is no longer available; Tucano will be able to continue to use cyanide in its operations; assumption that management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company; assumption that management’s estimates regarding the carrying value of its mineral properties will not be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; conditions in the financial markets; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the accuracy of the geological, operational and price and exchange rate assumptions on which the production and cost guidance is based; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates or mineral reserves and mineral resources or its future mining plans; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to operate as anticipated, including the risk of an unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; as the Company’s mines do not have established mineral reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs, such as those provided above under the heading “Outlook” and “2021 Production Guidance”, will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; even though the geotechnical consultant have approved the restart of mining the UCS pit, there is no assurance that the Company will be able to continue mining and be able to access the UCS mineral reserves which may adversely impact the Company’s production plans and future revenues; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time without condition which if not granted or conditioned could result in an interruption to operations at the GMC; changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including among others proposed labour and tax reform in the jurisdictions in which we operate; legal restrictions related to mining; the inability to continue to operate the Topia TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; an unfavourable decision by the Ministry of Energy and Mines of Peru with respect to the proposed modifications to the Coricancha closure plan; fines penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from removal of the injunction; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in the MD&A and its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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